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March 10, 2005

VIA EDGAR

The United States Securities and
 Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.

Washington, D.C. 20549-0506

Re:     General Electric Capital Assurance Company
        GNA Variable Investment Account
        Application for Withdrawal of Post-Effective Amendment No. 2 File Nos. 333-70089; 811-08506
        CIK No. 0000923057

Ladies and Gentlemen:

Pursuant to rule 477 under the Securities Act of 1933 ("1933 Act"), General Electric Capital Assurance Company on behalf of its GNA Variable Investment Account, respectfully requests withdrawal of Post-Effective Amendment No. 2 to the Registration Statement which was filed on February 23, 2005 pursuant to rule 485(a) under the 1933 Act via EDGAR. We are requesting withdrawal of the previously accepted filing under Form Type AW.

We certify that this product is not marketed for sale and will continue to not be marketed for new sales. In addition, this product meets the requirements outlined in the letters issued by the Securities and Exchange Commission (the "Commission") to Great-West Life & Annuity Insurance Company on October 23, 1990 and Metropolitan Life Insurance Company on April 16, 1995 (collectively referred to herein as the "No-Action Letters"). These No-Action Letters sought assurance that the Commission would not recommend enforcement action against the companies listed in the letters if post-effective amendments were not filed under the 1933 Act and the Investment Company Act of 1940 and updated prospectuses for the separate accounts were not distributed to existing owners or variable life insurance policies and variable annuity contracts subject to conditions outlined in such letters. Consequently, we intend continue to rely on the relief granted by the No-Action Letters.

Please contact me at (804) 281-6910 or at heather.harker@genworth.com should you have any questions.

Sincerely,

/s/ Heather Harker

Heather Harker
Associate General Counsel

Cc:  Mr. Mark Cowan, Esq.
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